

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 26, 2010

Michael Sawtell
Chief Executive Officer
DigitalPost Interactive, Inc.
4040 Barranca Parkway, Suite 220
Irvine, CA 92602

      Re: DigitalPost Interactive, Inc.
              Preliminary Revised Information Statement on Schedule 14C
              Filed August 20, 2010
              File No. 000-53289

Dear Mr. Sawtell:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Maryse Mills-Apenteng
                        Special Counsel